Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-213170 and 333-33878) on Form S-8 of Teledyne Technologies Incorporated of our report dated June 28, 2024, relating to the statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related supplemental information as of December 31, 2023, appearing in this Annual Report on Form 11-K of Teledyne Technologies Incorporated 401(k) Plan for the year ended December 31, 2023.

/s/ Moss Adams LLP

Los Angeles, California
June 28, 2024